Exhibit 99.1

For immediate release
Thursday, January 29, 2009

Petro-Canada Declares Quarterly Dividend

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta – Petro-Canada announces a quarterly dividend of $0.20 per share on the outstanding common shares of the Company, payable on April 1, 2009 to shareholders of record at the close of business on March 3, 2009.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

For more information please contact:

Investor and analyst inquiries:	Media & general inquiries:
Ken Hall	Andrea Ranson
Investor Relations	Corporate Communications
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: 403-296-7859	Tel: 403-296-4610
e-mail: investor@petro-canada.ca	e-mail: corpcomm@petro-canada.ca